FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
FEBRUARY 11, 2004

LJ INTERNATIONAL RAISES FOURTH QUARTER REVENUE GUIDANCE,
SEES AT LEAST 21% INCREASE FOR Q4, 22% GAIN FOR ALL OF 2003

Company Projects $0.04 EPS for Q4 and $0.15 for Year,
With $8 Million-Plus in Cash and No Long-Term Debt

HONG KONG and LOS ANGELES, February 11, 2004 — LJ International, Inc., (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today raised its projected revenue for the fourth quarter of 2003, ending December 31, as well as the full year.

Fourth Quarter Revenues to Increase At Least 12%-19% Above Original Guidance

For the fourth quarter of 2003, the Company now projects revenue between $16.5 million and $17.5 million. This would be an increase of between 21% and 29% over the $13.6 million in sales reported for the fourth quarter of 2002. The latest fourth-quarter projection is 20% to 28% above the original guidance provided on October 8, 2003. For the full year 2003, LJI estimates revenue of $56.2 million to $57.2 million, an increase of 22% to 24% over the $46 million recorded for all of 2002.

New customer wins and increased sales to existing customers have led LJI to repeatedly raise both its fourth quarter and full-year guidance in recent months. On October 8, 2003, it raised its full-year revenue projection from $50 million to $53 million. It raised that estimate to at least $54.4 million in November 13, 2003. The projection announced today thus raises the full-year guidance by 12% to 19% over the original guidance.

LJI Chairman and CEO Yu Chuan Yih said, “Our latest revenue estimates, along with the repeated upward revisions in our guidance, clearly indicates how LJI is consistently outperforming both its internal and external expectations. We had planned to return to double-digit growth in both revenues and earnings in 2003, and we have achieved that and more. While we have just begun our initial stages of penetrating fast-growing new markets such as China, we have expanded significantly in our primary North American market, where we now sell to the three largest home-shopping networks and to two-thirds of the 40 largest jewelry chains, along with large general retailers. The projections we are announcing today make us confident that we can sustain a minimum of sales and earnings growth well into the double-digit range through 2004 and beyond.”

Company Updates Earnings Guidance as Well

LJI also updated its guidance for fourth-quarter and full-year 2003 net income and earnings per share. Net income for the fourth quarter ending December 31, 2003 is now projected at $300,000 to $400,000, or approximately $0.04 per diluted share. With the new earnings estimates, LJI would show an EPS of $0.15 per share for all of 2003, up from a loss of ($0.84) per diluted share — $0.17 before write-downs — for all of 2002. The weighted average number of shares outstanding was 8,550,000 and 10,500,000 in 2002 and 2003 respectively.

The Company also expects to maintain its balance-sheet strength at approximately the same levels reported at the end of the third quarter on September 30, 2003. Cash and cash equivalents are expected to total about $8.6 million, with no long-term debt. This compares with the $6.17 in cash and cash equivalents (including $5.51 million in restricted cash) reported on September 30, 2003.

LJI has continued its aggressive expansion efforts in the first weeks of 2004. In January, it announced that it has received initial orders from the largest home shopping network in Australia, representing its debut in that country. Earlier in the same month, it announced that it was opening its first showroom in Hong Kong’s jewelry district and that it had received approval from the Chinese government to expand its presence in China’s jewelry market. The Company is proceeding with plans to market its ''Lorenzo’’ brand of upscale jewelry through franchises and ''eMotion’’ online-sales kiosks throughout China.

To be added to the Company’s investor e-mail or fax lists, please contact Haris Tajyar at htajyar@irintl.com.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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